

January 14, 2011

VIA U.S. MAIL AND FACSIMILE (704) 947-1919

J. Michael Gaither
Corporate Secretary
American Tire Distributors, Inc.
12200 Herbert Wayne Court, Suite 150
Huntersville, NC 28078

> **Re:** **American Tire Distributors, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 20, 2010**
> **File No. 333-171292 & -01 to -02**

Dear Mr. Gaither:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offering of 9.750% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. Please file the legal opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the opinion.

Market and Industry Data, page iii

3. Please revise this paragraph to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

Basis of Presentation, page iii

4. Refer to the final paragraph on page iv. If you elect to disclose EBITDA by year, please expand your disclosures to also include net income on a GAAP basis for each year. This item should immediately precede the non-GAAP financial measure. That is, the non-GAAP financial measure should be presented as item (iv). This comment applies to similar comparative disclosures throughout the filing including, but not limited to the final paragraph under "Our Company" on pages 1 and 73.

Prospectus Summary, page 1

5. Please revise the second sentence of the introductory paragraph. We note that the summary is intended to be a complete summary.

Our Company, page 1

6. Please provide us with substantiation for your belief that your market share is approximately twice that of your closest competitor.

The Exchange Offer, page 8

Acceptance of Old Notes and Delivery of New Notes, page 11

7. We note your disclosure indicating that you will deliver new notes "as promptly as practicable" after the expiration date and acceptance of the old notes for exchange. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Risk Factors, page 18

8. Please delete the second and third sentences of the introductory paragraph. All material risks should be discussed; if a risk is not deemed material, it should not be referenced.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 43

9. Based on your disclosure on page F-50, it appears that the $58.8 million adjustment to your pro forma condensed consolidated statement of operations for the nine months ended October 2, 2010 is related to the amortization recognized during your second and

third quarter, into cost of goods sold, for the increase in the carrying value of your inventory to its estimated fair value. If true, please clarify how such adjustment complies with Instruction 2 to Rule 11-02 of Regulation S-X. In addition, while such amounts were amortized to cost of goods sold within 12 months of the transaction, Rule 11-02(5) of Regulation S-X is intended to address onetime non-recurring charges outside your ordinary course of business resulting from the transaction (e.g. transaction fees). In particular, the amortization expense of inventory step up adjustments reflects the amortization of an asset over its full benefit period (similar to depreciation of property plant and equipment) in the ordinary course of business.   Furthermore, the fair value of inventory step up adjustments, amortized to cost of goods sold based on your actual inventory turns, should reflect your cost of acquiring such inventory from a third party in the ordinary course of business and, consequently, represents your actual ongoing costs of operation. Therefore, it does not appear such an adjustment would qualify as a onetime non-recurring charge and should be not included in the pro forma income statements.

10. On page 58 you indicate that transaction expenses include $2.4 million related to your now suspended public offering. Since such amounts do not appear to be directly attributable to the acquisition, please tell us why your pro condensed consolidated statement of operations for the nine months ended October 2, 2010 was adjusted for such amounts.

11. Based on the purchase price allocation on page F-48, the fair value of property, plant and acquired significantly exceeds the corresponding carrying amounts of such assets for the predecessor entity. However, based on your pro forma adjustments, it appears that your depreciation expense has decreased. In this regard, please revise your filing to include the underlying calculations for such amounts. In particular, the expected useful lives or amortization periods of significant assets acquired in a purchase business combination, including identified intangibles, and changes to such lives or periods should be disclosed in a note to the pro forma financial statements.

Management's Discussion and Analysis, page 51

Results of operations, page 54

12. You provide combined operating results for Predecessor and Successor entities on pages 56. However, due to the change in basis arising from the May 28, 2010 transactions, we believe it would be inappropriate to merely combine information for the pre- and post- transaction periods. Also, it is not clear how you concluded that such presentation is the most meaningful way to comment on the results of operations when you also conclude that such presentation yields results that are not comparable on a period to period basis. Accordingly, as your current presentation does not comply with GAAP, please delete the "Combined" column on page 56 and the related discussion of such amounts. Instead, you are still required to discuss actual results for the predecessor and for the successor periods, as presented on the face of your financial statements, in the position of greatest prominence. We will not object if you elect to also provide a supplemental comparative discussion of

the actual operating results for the nine months ended October 3, 2009 to the combined operating results for the nine months ended October 2, 2010 prepared on a pro forma basis consistent with the form and content standards set forth in Article 11-02(b) of Regulation S-X. Please revise as appropriate.

13. As a related matter, our comment applies to your liquidity discussion as well. Please eliminate your presentation and discussion of "Combined" cash flows for the nine months ended October 2, 2010 on page 63. Instead, please separately discuss cash flows for the predecessor and the successor periods in accordance with GAAP.

Liquidity and Capital Resources, page 62

14. Please revise to discuss your liquidity needs on a short-term and long-term basis. Long-term is twelve months or longer.

Management, page 83

15. Please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

The Exchange Offer, page 103

Expiration Date; Extensions; Amendments, page 104

16. We note your reservation of the right to amend or modify the terms of the exchange offer or waive any condition of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Description of the New Notes, page 116

Repurchase at the Option of the Holders, page 138

17. Please revise to provide cross-references to the definitions of "Change of Control" and "Asset Sale" on pages 138 and140, respectively.

Material U.S. Federal Income Tax Consequences, page 200

18. Please file an opinion of tax counsel as an exhibit prior to effectiveness or advise why you believe that the tax consequences of the proposed transaction would not be material to investors. Refer to Item 601(b)(8) of Regulation S-K.

19. If you intend to file a short-form tax opinion, please revise this section to name counsel and specifically incorporate the discussion in the prospectus as counsel's opinion (and not a "summary").

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

20. Please revise to include a property, plant and equipment note which meets the requirements set forth ASC Topic 360-10-50-1. In addition, you should include a discussion to the expected useful lives of such assets as compared to the predecessor entity.

Acquisition of ATDH, page F-47

21. Please revise your note to include all of the required disclosures by ASC Topic 805-30-50-1. In particular, please provide a detailed schedule of the fair values of the total consideration transferred. Refer to the example set forth in ASC Topic 805-10-55-41 for guidance.

22. Please revise your filing to disclose the provisional amounts for items for which your accounting is incomplete as required by ASC Topic 805-10-50-6. For guidance see ASC Topic 805-10-55, Example 1.

Exhibit 99.1

23. Please delete the language on page 7 of the letter of transmittal requiring the holder to acknowledge that he or she has "reviewed" the prospectus.

Other

24. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

25. Please provide a currently dated signed consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via facsimile (646) 441-9034
        Carey S. Roberts, Esq.
        Covington & Burling LLP